Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

January 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Erin Martin, Senior Counsel

Washington, D.C. 20549

RE:	Chess Supersite Corporation
Registration Statement on Form S-1
Filed December 11, 2014
File No. 333-200845

Dear Ms. Martin:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 for Chess Supersite Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the combined comment letter dated January 2, 2015 (the “Comment Letter”) in response to the filing of the Form S-1 that was filed in December 2014. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

Registration Statement on Form S-1 Filed December 11, 2014

General

1.	We note your selling shareholders are identified as underwriters. Because this offering appears to be an indirect primary offering by the company through selling shareholders, the offering price of the shares must be fixed for the duration of the offering. Please revise your disclosure to remove reference to the selling shareholders being able to sell shares at market prices on the prospectus cover page, prospectus summary, selling shareholder sales, plan of distribution and elsewhere throughout the prospectus.

Response: The language that we are using is standard offering price language that has been approved by the Commission in previous registration statements that are similar to the instant Form S-1. The offering price for the resale of shares is listed at a price of $0.50 per share. However, the selling shareholders desire to sell at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale. Accordingly, we seek additional clarification on why the offering price should be permanently fixed at a certain price, as selling shareholders may seek to sell their shares at various prices over the course of the offering.

While the Company understands the comments from the Staff, we respectfully disagree in that the sales by the selling shareholders through the Form S-1 will be made in privately-negotiated transactions. Once sales are made, a secondary trading market would likely develop in the shares, and the Company may also become quoted on the OTC Bulletin Board or otherwise. As such, a market price for the shares will form, and it seems to be inconsistent that the selling shareholders will continue to sell at the offering price once a concurrent trading market has simultaneously developed. If the Staff insists that we still fix the offering price for the duration of the offering, we respectfully request an opportunity to discuss the matter via conference call with a Staff attorney.

We have also reviewed in the past the guidance offered by the Commission, including Interpretive Response 612.09 and Rule 415, on such issues. However, we respectfully request that the Commission reevaluate its position that the selling shareholders are conducting an indirect primary offering on behalf of the Company. Although the question involved is “a difficult factual one” in any instance, we believe that in the case here the offering is not made on behalf of the issuer. In this regard, please note the factors cited in Interpretive Response 612.09 cited by the Commission, highlighting such factors as the recipient of the proceeds. Here, the Company will receive no proceeds from sales of the Company’s shares by selling shareholders. The selling shareholders are not in the business of underwriting securities and are not acting merely as a conduit for the issuer. For example, please note that many of the shares being sold were acquired for actual consideration and will likely be sold at least 6 months after their original issuance to the shareholders.

Please reconsider this comment or provide us with applicable legal authority or documentation from the Commission so that we can better understand this issue and the request. In addition, or alternatively, we would seek an opportunity to discuss this comment in the near term with the Staff of the Commission.

2.	For each entity identified as a selling shareholder, please provide the identity of the natural person with voting and investment control.

Response: The Company has amended the disclosure to provide the identity of the natural person with voting and investment control of each entity listed as a selling shareholder.

3.	We note that you have not included the required XBRL interactive data exhibit with this registration statement. Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data. Further, you have not submitted the XBRL interactive data exhibits in your quarterly periodic reports as contemplated by Item 601(b)(101)(i). Please revise or advise.

2

Response: The Company is including herewith the XBRL interactive data exhibit with this filing of the Form S-1. In addition, the Company is concurrently re-filing its 2014 quarterly filings (10-Qs) with the XBRL exhibit included in each such applicable quarterly periodic report.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

3